Atna Reports Gold in Pinson Drill Holes

Vancouver, B.C. (January 5, 2005) Atna Resources Ltd. (TSX:ATN) is pleased to announce further drill hole results that confirm continuity of significant gold mineralization in the CX and Range Front zones at the Pinson Mine Project, Nevada.  Approximately 28,000 feet of drilling have been completed and additional assay data will be received through the month of January.  The dimensions of the overall mineralized envelopes in both the CX and Range Front target areas have been expanded beyond the limits of earlier drilling.

RANGE FRONT ZONE
Drill Hole	Depth ft.	From ft.	To ft.	Length ft. (m)	Au oz/ton (g/t)
APRF-210	645	530.0	535.0	5.0 (1.52)	0.395 (13.54)
APRF-212	980	663.5	684.0	20.5 (6.25)	0.265 (9.09)
		741.0	748.1	7.1 (2.16)	0.184 (6.31)
APRF-215	1010	835.0	850.0	15.0 (4.57)	0.655 (22.46)
		including 840.0	850.0	10.0 (3.05)	0.923 (31.65)
		890.0	897.0	7.0 (2.13)	0.567 (19.44)
CX FAULT ZONE
Drill Hole	Depth ft.	From ft.	To ft.	Length ft. (m)	Au oz/ton (g/t)
APCX-213	1010	702.0	709.0	7.0 (2.13)	0.196 (6.72)
		945.5	953.5	8.0 (2.44)	0.242 (8.30)
APCX-213	1100	240.0	260.0	20.0 (6.10)	0.139 (4.77)
		800.0	806.0	6.0 (1.84)	0.231 (7.91)
APCX-219	1160	565.0	575.0	10.0 (3.05)	0.364 (12.48)
		884.0	897.5	13.5 (4.12)	0.127 (4.35)
		922.0	990.0	68.0 (20.73)	0.153 (5.25)
		including 947.5	966.5	19.0 (5.79)	0.275 (9.43)
APCX-220	1247	1122.5	1127.0	4.5 (1.37)	0.314 (10.75)
		1137.3	1149.5	12.2 (3.72)	0.300 (10.28)
		including 1145.0	1149.5	4.5 (1.37)	0.541 (18.54)
APRF-222	650	475.0	480.0	5.0 (1.52)	0.145 (4.97)

Mineralized drill intersections reported in the CX and Range Front zones are from inclined holes drilled through steeply dipping zones and are interpreted to be close to true widths.

The pre-collar reverse circulation rotary portion of drill hole APRF-223 contains the following mineralized intercept.  However, due to excessive water and caving in last 200 feet of the drill hole, Atna will be re-drilling this zone with core to gain a better understanding of what may be a new zone of mineralization encountered well above the targeted Range Front mineralization.

Drill Hole	Depth ft	From ft	To ft	Length ft (m)	Au oz/ton (g/t)
APRF-223	1000	910.0	935.0	25.0 (7.62)	0.675 (23.14)
		including 925.0	935.0	10.0 (3.05)	0.966 (33.12)

Atna’s drill and assay results are being incorporated into the reconstructed database to calculate a resource tonnage and grade during the first quarter of 2005.  An underground exploration program for definition drilling of the mineralization is planned to commence in the second quarter of this year, depending on the time required to complete permitting.  Engineering and planning for the underground are well advanced and discussions with selected mining contractors are in progress.

Drill samples are prepared and assayed by BSI Inspectorate Laboratories in Reno, Nevada, an independent ISO certified analytical laboratory.  All gold analyzes were completed by BSI Inspectorate using standard fire assay methods with appropriate replicate and analytical standards to ensure high quality control and quality assurance.  ALS Chemex in Reno, Nevada re-analyzes all mineralized intervals to verify assays reported by BSI Inspectorate.

This press release was prepared under the supervision and review of William Stanley, V.P. Exploration of Atna, a Licensed Geologist, and Qualified Person with the ability and authority to verify the authenticity and validity of information contained within this news release.

For further information contact:

Deanna McDonald, Corporate Communications Manager & Geologist

Tel: (604) 684-2285; Fax: (604) 684-8887 E-mail: dmcdonald@atna.com Website: www.atna.com